PRICING SUPPLEMENT NO. 6 dated December 9, 2004	Filed pursuant to Rule 424(b)(3)
to Prospectus Supplement	Registration No. 333-112973
and Prospectus dated June 2, 2004

U.S. $2,000,000,000
Eksportfinans ASA
Medium-Term Notes
Due Nine Months or More From the Date of Issue

This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated June 2, 2004 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified currency:	U.S. dollars

Principal Amount:	$49,365,000.00

CUSIP No.:	28264QAP9

Common Code:	020828498

ISIN:	US28264QAP90

	Price to	Discounts and	Proceeds to us
	public	commissions	(before expenses)
Per note:	100.00%	0%	100.00%
Total:	$49,365,000.00	$0.00	$49,365,000.00

Agent:	Goldman, Sachs & Co. 85 Broad Street New York, New York 10004 Attn: Registration Department Telephone No. +1 212 902 1000 Facsimile No. +1 212 902 3000

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade date:	December 9, 2004

Original issue date:	December 29, 2004

Maturity date:	December 29, 2006

Determination date:	December 20, 2006

Indexed note:	Yes. The index will be a basket of long positions in the following currencies versus the U.S. dollar (USD): South Korean won (KRW), New Taiwan dollar (TWD), Chinese renminbi (yuan)

(CNY) and Indian rupee (INR) (together, the index currencies), each weighted at 25% of the basket.

For purposes of expressing the value of the index currencies, all index currencies will be expressed in U.S. dollars per currency unit. The market conventions for KRW, TWD, CNY and INR are currency unit per U.S. dollar. Conversions will be required for these currencies at maturity based on the applicable Final Exchange Rate as long as the conventions remain the same. The conversion will be 1/KRW rate, 1/TWD rate, 1/CNY rate, and 1/INR rate.

Redemption Amount:	At maturity, the holder will be entitled to receive the Redemption Amount, which will be the Principal Amount multiplied by a percentage equal to 95 + (1.9 x (Final Index Value — Initial Index Value)).

The Redemption Amount will not be less than 95.00%, nor greater than 123.50%, of the Principal Amount. The holder will be entitled to receive the portion of the total Redemption Amount equal in proportion to the portion of the Principal Amount evidenced by the notes he or she holds. The Redemption Amount will be denominated in U.S. dollars and will be determined by the calculation agent as of the determination date.

Initial Index Value:	100%, set by the calculation agent on the trade date.

Final Index Value:	The sum (expressed as a percentage) of each of the four index currencies at its Final Exchange Rate divided by its Reference Amount and multiplied by 25%.

Final Exchange Rate:	The spot exchange rate between the applicable index currency and the U.S. dollar expressed as the amount of U.S. dollars per index currency unit for customary settlement in the spot foreign exchange market, appearing on the relevant exchange rate source for each index currency at 10:00 a.m. (New York City time) on the determination date.

The exchange rate source for each of the index currencies are as follows:

KRW: Reuters page KFTC18 (Offered Side) TWD: Telerate page 6161 (Offered Side) CNY: Reuters page SAEC (Offered Side) INR: Reuters page RBIB (Offered Side)

If the exchange rate source for any index currency is not displayed, the Final Exchange Rate for such index currency will be determined in good faith and in a commercially reasonable manner at the sole discretion of the calculation agent.

Reference Amount:	The Reference Amount of each index currency, which was calculated on the trade date, is:

USD/KRW = 0.0009 USD/TWD = 0.0310 USD/CNY = 0.1208 USD/INR = 0.0227

Calculation agent:	Goldman, Sachs & Co.

Asset linked note:	No

Amortizing note:	No

Original issue discount:	No

Zero coupon:	No

Exchangeable:	No

Fixed rate note:	The notes do not pay interest. There will be no payments prior to maturity.

Floating rate note:	No

Interest payment date:	Not Applicable

Interest accrual:	Not Applicable

Day count convention:	Not Applicable

Business day:	For purposes of this issuance, a business day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York, London or Oslo.

Business day convention:	If the determination date or maturity date is not a business day, then such determination date or maturity date will be the first following business day, unless that day falls in the next calendar month, in which case such determination date or maturity date will be the first preceding day that is a business day.

Optional redemption:	Not Applicable

Tax redemption:	No

Extension of maturity:	Not Applicable

Optional repayment date(s):	Not Applicable

Optional repayment price(s):	Not Applicable

Additional amounts payable:	No

Authorized denominations:	$10,000 and integral multiples of $5,000 in excess thereof

Renewable note:	No

Form of notes:	Book-entry

Listing:	None

Issuer rating:	Aaa (Moody’s) / AA+ (Standard & Poor’s) / AAA (F.IBCA)

Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

RISK FACTORS

Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes do not pay interest. Also, your notes are not equivalent to investing directly in the index currencies to which your notes are linked. You should carefully consider the following risks before investing in the notes.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is less than the original issue price.

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “—The market price of your notes may be influenced by many factors that are unpredictable and interrelated” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “—Your notes may not have an active trading market” below.

You may lose part of your investment in the notes.

The redemption amount you receive, which depends on the value of the U.S. dollar in relation to the South Korean won, New Taiwan dollar, Chinese renminbi and Indian rupee, may be less than the principal amount of the notes you purchase, and you may lose as much as 5.00% of your investment if you buy notes at the initial public offering price and hold them until maturity. (You may lose more than 5.00% of your investment if you buy the notes in the secondary market at a price above the initial public offering price or sell the notes in the secondary market before their maturity.)

Even if the redemption amount is greater than the principal amount, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, your return at maturity may be less than the amount you would have received if you held an ordinary debt security.

If the Final Index Value does not exceed the Initial Index Value by at least 2.63%, you will receive less than the outstanding principal amount of your notes on the maturity date. This will be the case even if the Final Index Value exceeds the Initial Index Value on the date of this pricing supplement or if the level of the index at any time during the life of the notes—no matter how long—exceeds the Initial Index Value specified in the first page of this pricing supplement. However, in all cases, the payment on the stated maturity date will not be less than 95% of the outstanding principal amount of your notes.

The notes are financial instruments that are suitable only for sophisticated investors who are experienced with respect to derivatives and derivative transactions and currency-indexed instruments, and who are able to bear the loss of a portion of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances. For further information, see “Risks relating to indexed notes or notes linked to certain assets” in the prospectus supplement.

The notes do not bear periodic interest.

You will not receive any periodic interest payments on your notes. Even if the amount payable on your notes on the maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. Moreover, under applicable United States tax law as described under “Taxation in the United States” below, you will likely have to pay tax on deemed interest amounts even though your notes do not bear periodic interest.

The return on the notes will depend on changes in the index levels and is subject to currency exchange rate risk.

Any amount we pay on the maturity date that exceeds 95% of the outstanding principal amount of your notes will be based upon the difference between the Final Index Value and the Initial Index Value. Fluctuations in the exchange rates between the South Korean won, New Taiwan dollar, Chinese renminbi and Indian rupee, on the one hand, and the U.S. dollar (in which your notes are denominated), on the other hand, will affect the market price of your notes, the level of the index and the amount payable at maturity. For example, if the U.S. dollar appreciates, we expect that the market value of your notes will decrease and, conversely, if the U.S. dollar depreciates, we expect that the market value of your notes will increase.

The value of the index currencies is related to changes in their exchange rates relative to the U.S. dollar.

The value of any currency, including the index currencies and the U.S. dollar, may be affected by complex political and economic factors. The exchange rate of each index currency in terms of the U.S. dollar is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each index currency and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in those countries and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, the United States and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including those issuing the New Taiwan dollar, the South Korean won and the Indian rupee, are permitted to fluctuate in value relative to the U.S. dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces, as is the case with the Chinese renminbi. Governments, including those issuing the index currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, market value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the index currencies, the U.S. dollar specifically or any other currency.

The price of the notes and payment on the maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the index or other de facto restrictions on the repatriation of U.S. dollars.

The exchange rate of the Chinese renminbi is currently managed by the Chinese government.

The Ministry of Finance of the government of China made the following disclosure in October 2003: “Since January 1, 1994, the government has used a unitary managed floating rate system. Under this system, the People’s Bank of China publishes a daily base exchange rate... Authorized banks and financial institutions are allowed to quote buy and sell rates for renminbi within a specified band around the central bank’s daily exchange rate.” Further, the renminbi is not fully convertible into other currencies. As a consequence of the government’s management of the renminbi, the USD/CNY exchange rate has remained highly stable in recent years. For example, the noon buying rates in The City of New York on the last business days of 1999, 2001 and 2003 were 8.2795, 8.2766 and 8.2767, respectively. The current USD/CNY exchange rate is substantially unchanged from these values. See below under “Additional Information—The index”. If the renminbi continues to be managed as it has been since at least January 1, 1994, its price movements are unlikely to contribute significantly to either an increase or decrease in the index level. Additionally, if the management of the renminbi has resulted in its trading at levels that do not fully reflect market forces, a change in the Chinese government’s management of the renminbi could result in a significant movement in the USD/CNY exchange rate. Assuming the value of all other index currencies remain constant, a decrease in the value of the renminbi, whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the index level.

Even though currency trades around-the-clock, your notes will not.

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the index currencies and U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the Final Index Value used to calculate the amount paid to you in U.S. dollars at maturity. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The market price of your notes may be influenced by many factors that are unpredictable and interrelated.

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. The market value of your notes will be affected by many factors that are beyond our control and are unpredictable.

Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your notes may offset or enhance the effect of another factor. For example, an increase in U.S. interest rates, which could have a negative effect on the market value of your notes, may offset any positive effect that an increase in the level of the index attributable to favorable political or economic developments in Asia could have. The following paragraphs describe the expected impact on the market value of your notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the index will affect the market value of your notes.

We expect that the market value of your notes at any particular time will depend substantially on the amount, if any, by which the level of the index at that time has risen above or has fallen below the Initial Index Value. If you sell your notes at a time when the level of the index exceeds the Initial Index Value, you may receive substantially less than the amount that would be payable on the maturity date based on a Final Index Value equal to that current level because of an expectation that the level of the index will continue to fluctuate until the Final Index Value is determined. If you sell your notes at a time when the level of the index is below, or not sufficiently above, the Initial Index Value, you may receive less than the principal amount of your notes.

It is impossible to predict whether the index level will rise or fall. In addition, we cannot predict whether future changes in the values of the index currencies will correlate with changes that occurred in the past.

Changes in interest rates are likely to affect the market value of your notes.

Although the notes will pay no interest, we expect that the market value of your notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your notes and a traditional debt security to different degrees. In general, if U.S. interest rates increase, we expect that the market value of your notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your notes will increase. If interest rates increase or decrease in markets based on any index currency, the market value of your notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the index currencies or the United States, and, in turn, the exchange rates and therefore the index level.

Changes in the volatility of the index are likely to affect the market value of your notes.

The volatility of the index refers to the size and frequency of the changes in price in the index currencies and/or market fluctuation. In general, if the volatility of the currencies comprising the index increases, we expect that the market value of your notes will increase and, conversely, if the volatility of the currencies comprising the index decreases, we expect that the market value of your notes will decrease.

Changes in the foreign exchange rates are likely to affect the market value of your notes.

The foreign currency to U.S. dollar rate refers to a foreign exchange spot rate that measures the relative values of two currencies, that foreign currency and the U.S. dollar. This rate reflects the amount of the foreign currency that can be purchased for one U.S. dollar. Because your notes are payable in U.S dollars, the level of the foreign currency to U.S. dollar exchange rate will affect the market value of your notes. In general, if the U.S. dollar appreciates, we expect that the market value of your notes will decrease and, conversely, if the U.S. dollar depreciates, we expect that the market value of your notes will increase.

The time remaining to maturity is likely to affect the market value of your notes.

Prior to the stated maturity date, the market value of your notes may be higher than one would expect if that value were based solely on the level of the index and the level of interest rates. This difference would reflect a “time premium” due to expectations concerning the level of the index and interest rates during the time remaining to the stated maturity date. However, as the time remaining to the stated maturity date decreases, we expect that this time premium will decrease, lowering the market value of your notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the market value of your notes of a given change in some of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes. We expect, however, that the effect on the market value of your notes of a given change in the index level will be greater if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

If the values of the index currencies change, the market value of your notes may not change in the same manner.

Your notes may trade quite differently from the performance of the currencies comprising the index. Changes in the values of those currencies may not result in a comparable change in the market value of your notes. In part, this is because of the weightings assigned to the index currencies and the impact from foreign currency exchange rates. We discuss some of the reasons for this disparity under “—The market price of your notes may be influenced by many factors that are unpredictable and interrelated” above.

There may be conflicts of interest between you and Goldman, Sachs & Co.

Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to financial instruments whose value is affected by, based on or related to the redemption amount for their proprietary accounts or for other accounts under their management. These activities could have an effect on the spot exchange rates for U.S. dollars in exchange for South Korean won, New Taiwan dollars, Chinese renminbi and Indian rupee, respectively, quoted by Goldman, Sachs & Co., in its capacity as calculation agent (the spot exchange rates will be used to determine the Final Index Value and, in turn, the Redemption Amount), and on the underlying markets. In addition, an affiliate of Goldman, Sachs & Co. is also the writer of the hedge of our obligation under the notes and will be obligated to pay us at maturity of the notes an amount equal to the excess if any, of the redemption amount over the principal amount of the notes. As a result, Goldman, Sachs & Co., in its capacity as calculation agent, may have a conflict of interest to the extent that its trading activities or the determinations it makes in respect of the notes affect the payments due to or from the affiliate of Goldman, Sachs & Co. under the related swap transaction or the value of the investments held by the calculation agent’s proprietary or managed accounts. For example, the issuance of other securities indexed to the Final Index Value and related indexes, i.e., the introduction of competing products into the marketplace, could adversely affect the value of the notes. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of such securities or other instruments, their interests with respect to such products may be adverse to those of the holders. Goldman, Sachs & Co. and its affiliates will also have interests for their proprietary accounts or for accounts under their management in trading conducted in the currencies comprising the Final Index Value. Such trading could influence the Final Index Value and could adversely affect the holders of the notes.

As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes, when your notes mature and the amount you receive at maturity.

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the reference amounts on the trade date, and the Final Index Value on the determination date, which will be used to calculate how much cash we must pay on the maturity date. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “—Goldman, Sachs & Co.’s business activities may create conflicts of interest between you and Goldman, Sachs & Co.” above.

Your notes may not have an active trading market.

Your notes will not be listed or displayed on any securities exchange, any interdealer market quotation system or any electronic communications network, and there may be little or no secondary market for your note. Even if a secondary market for your note develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your note in any secondary market could be substantial.

Tax consequences

For United States Federal income tax consequences, the notes will likely be classified as contingent payment debt instruments. In such a case, they will likely be considered to be issued with original issue discount. Although you will receive no interest payments during the term of the notes, during your ownership of the notes you will likely be required to include the original issue discount as interest in taxable income, subject to some adjustments, based on the “comparable yield” of the notes. The comparable yield will generally be the rate at which we could issue a fixed rate debt instrument on terms and conditions similar to the notes. See “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

ADDITIONAL INFORMATION

Hypothetical returns

The following table illustrates potential hypothetical returns on the maturity date. Based on these hypothetical Final Index Values, we illustrate a range of hypothetical Redemption Amounts as a percentage of the Principal Amount that will be payable on the maturity date.

	Hypothetical
	Redemption Amount
Hypothetical	(as a percentage of	Hypothetical net
Final Index Value	Principal Amount)	return on investment
115.00 and above	123.50%	23.50%
112.50	118.75%	18.75%
110.00	114.00%	14.00%
107.50	109.25%	9.25%
105.00	104.50%	4.50%
102.50	99.75%	-0.25%
100.00 and below	95.00%	-5.00%

The above figures are for purposes of illustration only. The actual Redemption Amount received by holders will depend on the actual Final Index Value, as calculated based upon the Final Exchange Rates observed on the determination date, and the term of your investment. You will not receive 100% of your investment on the maturity date unless the Final Index Value is at least 2.63% of the Initial Index Value.

The index

The index is designed to allow investors to participate in exchange rate movements of the Asian currencies included in the index, as reflected by changes in the U.S. dollar value of the index, over the term of the notes. The currencies that compose the index are the New Taiwan dollar, the South Korean won, the Chinese renminbi and the Indian rupee, each initially weighted at 25%. The index levels can be viewed as long positions in the index currencies, which could be sold for U.S. dollars.

As exchange rates move, the U.S. dollar value of each index currency will vary based on the appreciation or depreciation of that index currency. Any appreciation in the index currencies relative to the U.S. dollar will result in an increase in the index level. Conversely, any depreciation in the index currencies relative to the U.S. dollar will result in a decrease in the index level.

The following charts show, for the periods indicated, high, low, average and period-end spot exchange rates (expressed in U.S. dollars) between the index currencies and the U.S. dollar for customary settlement in the spot foreign exchange market as reported by Bloomberg L.P. This historical data on the index currencies is not necessarily indicative of their future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the index currencies during any period set forth below is not an indication that the index is more or less likely to increase or decrease in value at any time during the term of the notes.

South Korean won

Calendar Year	High	Low	Average(A)	Period End
2004 (through December 13)	0.0008	0.0010	0.0009	0.0009
2003	0.0008	0.0009	0.0008	0.0008
2002	0.0008	0.0009	0.0008	0.0008
2001	0.0007	0.0008	0.0008	0.0008

(A)	The average of the exchange rates on the last day of each month during the period.

New Taiwan dollar

Calendar Year	High	Low	Average(A)	Period End
2004 (through December 13)	0.0292	0.0313	0.0300	0.0308
2003	0.0286	0.0297	0.0291	0.0294
2002	0.0284	0.0304	0.0290	0.0289
2001	0.0285	0.0310	0.0295	0.0286

Chinese renminbi

Calendar Year	High	Low	Average(A)	Period End
2004 (through December 13)	0.1208	0.1208	0.1208	0.1208
2003	0.1208	0.1208	0.1208	0.1208
2002	0.1208	0.1208	0.1208	0.1208
2001	0.1208	0.1208	0.1208	0.1208

Indian rupee

Calendar Year	High	Low	Average(A)	Period End
2004 (through December 13)	0.0215	0.0230	0.0221	0.0226
2003	0.0208	0.0221	0.0215	0.0219
2002	0.0204	0.0209	0.0206	0.0208
2001	0.0207	0.0216	0.0212	0.0207

Supplemental plan of distribution

The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of December 9, 2004 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, December 29, 2004 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering.

The gross proceeds to us will be the Principal Amount of the notes. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

From time to time, the agent and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.

Failure to pay Redemption Amount when due

In the event we fail to pay the Redemption Amount on the maturity date, any overdue payment in respect of the Redemption Amount of any note on the maturity date will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 a.m. (London time) on the first business day following such failure to pay. Such rate shall be determined by the calculation agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and in the case of an incomplete month, the number of days elapsed.

Acceleration

If the maturity of the notes is accelerated upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be determined by the calculation agent. Such amount will be the redemption amount calculated as if the date of declaration of acceleration were the determination date.

TAXATION IN THE UNITED STATES

The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States”. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. Prospective holders should consult their own tax advisers as to the consequences of acquiring, holding and disposing of notes under the tax laws of the country of which they are resident for tax purposes as well of under the laws of any state, local or foreign jurisdiction.

The characterization of the notes for U.S. Federal income tax purposes is not certain. As a result, some aspects of the U.S. Federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service (IRS) with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive precedential authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as contingent payment debt instruments (CPDI) subject to the U.S. treasury regulations governing CPDIs (CPDI Regulations) and, unless otherwise indicated, the discussion below assumes this to be the case. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below. Prospective holders should consult their own tax advisers as to the proper characterizations and treatment of the notes for U.S. Federal income tax purposes.

For U.S. Federal income tax purposes, the notes will be treated as debt instruments subject to the CPDI Regulations which would cause the timing and character of income, gain or loss reported on a CPDI to differ substantially from the timing and character of income, gain or loss reported on a non-contingent payment debt instrument under general principles of current U.S. Federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to apply the “noncontingent bond method” which, as generally described below, and requires a U.S. Holder (as defined in the prospectus) to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule regardless of the U.S. Holder’s method of tax accounting and whether such U.S. Holder has received any interest payments in that year. In general, any gain recognized on the sale, exchange, or retirement of a CPDI will be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the notes, the amount of interest that accrues, as original issue discount (OID), equals the product of (a) the “adjusted issue price” and (b) the “comparable yield” (adjusted for the length of the accrual period). This amount is rateably allocated to each day in the accrual period and included as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the notes. The “adjusted issue price” for purposes of the non-contingent bond method is equal to the issue price of the notes, increased by the interest previously accrued on such notes and decreased by the amount of any Projected Payments (as defined below) previously made on such notes. The “issue price” of the notes is the first price at which a substantial amount of the note are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The “comparable yield” is the annual yield that we would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the notes. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. Federal income tax purposes. Also under the non-contingent bond method of the CPDI Regulations, we would be required, solely for U.S. Federal income tax purposes, to provide a schedule (Schedule) of the projected amounts of payments (Projected Payments) on the notes. The Schedule must produce the comparable yield.

A U.S. Holder may obtain a copy of the Schedule by contacting Goldman, Sachs & Co., Special Execution Group, attn: Ilana Wolfe (+ 1 212 902 4884). The comparable yield and the Schedule are used to determine accruals of interest for tax purposes only and are not assurances or predictions with respect to the actual yield of, or payment to be made in respect of, a note. The comparable yield and the Schedule do not necessarily represent our expectations of regarding such yield, and the amount and timing of such payment.

If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the notes for that taxable year (including, in the case of the taxable year which includes the maturity date of the notes, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a “net positive adjustment”, which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a “net negative adjustment”, which will (a) reduce the U.S. Holder’s interest income for that taxable year and (b) to the extent of any excess after application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the notes during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). In addition, in general terms, U.S. Holders will have gain or loss at the maturity equal to the difference between the amount actually received and the projected final payment. Any such gain (and any gain on the sale of the note) will be ordinary income. Any loss will be ordinary loss to the extent of the interest previously included in income by the U.S. Holder with respect to the notes and, thereafter, capital loss. Limitations apply to limit the ability to offset ordinary income with capital losses.

Special rules apply to the purchase of CPDIs at a discount or premium and prospective investors acquiring the notes with such discount or premium should consult with their own tax advisors regarding such discount or premium. The application of the CPDI Regulations to the notes is complex. Prospective investors should consult with their own tax adviser regarding the applicability and consequences of the CPDI Regulations with respect to the notes.